Filed by Chardan South China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan South China Acquisition Corporation
Commission File No.: 000-51432

CONTACT:
Kerry Propper
Chief Executive Officer
Chardan South China Acquisition Corp.
(646) 465-9088

Mark Brewer
Chardan Capital
(619) 795-4627

FOR IMMEDIATE RELEASE

Chardan South China Acquisition Corp. Announces Signing of Definitive
Agreement to Acquire the Leading Distributed Power Generation Company in China

SAN DIEGO, CA & SHENYANG, CHINA - April 19, 2007 -- Chardan South China Acquisition Corporation ("CSCA") (OTCBB: CSCA, CSCAU and CSCAW), announced today that it has signed the Definitive Agreement to acquire Head Dragon Holdings Limited (“Head Dragon”), the Hong Kong Holding Corporation that owns 100% of Liaoning GaoKe Energy Group (“GaoKe” or the “Company”). GaoKe is the largest private Chinese engineering company providing design, construction, installation, and operating expertise for distributed power generation and micro power networks in China.

Mr. Kerry Propper, CSCA’s CEO, commented, “We are very pleased to have signed the definitive agreement with GaoKe as anticipated. Over the past two months we have worked closely with GaoKe’s principals and senior staff to finalize the agreement and have had the opportunity to watch the business pick up speed over that short time frame. As a result, we are more convinced than ever that GaoKe will be a significant beneficiary of the emphasis being placed on clean energy infrastructure by the Chinese government and governments in Southeast Asia as they attempt to meet Asia’s surging energy needs. Distributed power generation, with its local focus and lack of reliance on the timing of National Grid expansion, will play an increasingly important role in meeting this demand. GaoKe, as a leading developer of distributed power generation systems, presents CSCA with an ideal opportunity to participate in Southeast Asia’s developing energy infrastructure market.”

“The company has grown impressively since its inception and has enjoyed a recent surge in new contracts. This surge has been due, at least in part, to the new emphasis on distributed networks by the Chinese central government described in their latest 5-Year Plan, and is seen by GaoKe as a portent of significant opportunity going forward.

“GaoKe is not only well-positioned to take advantage of the opportunity in China but also throughout Southeast Asia. The company has recently been awarded contracts in India, and it has received invitations to bid on additional projects in India as well as on other projects in the region.”

Micronetworks are local energy generation systems that create cost-effective and continuous electricity and heat supply at or near the site where they are installed. In China, these micro grids usually involve cogeneration, which uses waste steam from factory boilers to generate electricity and provide space heating. In addition to meeting the electricity and heating needs of the factory, any excess supply can be sold locally or, in the case of electricity, can be sold for distribution to China’s national power grid.

GaoKe has designed and installed, or is in the process of installing, distributed power systems ranging in size from 6 megawatts to 300 megawatts for customers in the chemical, steel, ethanol, cement, construction materials and food processing industries. The Company also designs and develops, under contract, stand-alone power and heat generating facilities for rural areas and urban industrial parks that either do not have ready access to the national grid or prefer a more cost effective and reliable stand-alone system

On an un-audited US GAAP basis, GaoKe had after-tax earnings of approximately $7.6 million for the year ending December 31, 2006.

According to China’s National Development and Reform Commission, the annual expenditure on China’s power development going forward will be 500 to 600 billion RMB per year through 2010 and GaoKe estimates that distributed power has the potential to capture 10% (~$US 6.5 Billion to $7.8 Billion)

At the close of the transaction the Head Dragon Stockholders will receive 13,000,000 shares of CSCA common stock in exchange for all of the outstanding common stock of Head Dragon.

As additional purchase price, the Head Dragon Stockholders will be issued, on an all or none basis each year, an aggregate of 9,000,000 shares of common stock of CSCA (1,000,000 each year for 2007, 2008 and 2009; and 2,000,000 each year for 2010, 2011 and 2012), if, on a consolidated basis, it has net operating profits on a U.S. GAAP basis of the following amounts for the indicated 12-month periods ending December 31:

Fiscal Year	After Tax Profit
2007	$14,000,000
2008	$19,000,000
2009	$29,000,000
2010	$44,000,000
2011	$63,000,000
2012	$87,000,000

About CSCA

CSCA is a blank check company incorporated in March 2005 to acquire an operating business based south of the Yangtze River in the People's Republic of China (“PRC”). Although GaoKe’s principal offices are located north of the Yangtze River, CSCA’s board and management will seek shareholder approval to remove this restriction in the normal course of closing the transaction.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan South, GaoKe and their combined business after completion of the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan South’s and GaoKe’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which GaoKe is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from or introduction of new and superior products by other providers in the industry; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan South's filings with the Securities and Exchange Commission, including its report on Form 10-QSB for the period ended December 31, 2007. The information set forth herein should be read in light of such risks. Neither Chardan South nor GaoKe assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, Chardan South will cause a subsidiary (“Chardan Sub”) to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan South. The stockholders of Chardan South are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about GaoKe, Chardan South, Chardan Sub and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan South after the Registration Statement is declared effective by the SEC. Chardan South stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from Chardan South by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

GaoKe, Chardan South and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan South stockholders in respect of the proposed transaction. Information regarding Chardan South’s participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

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